Exhibit 99.1

Franco-Nevada To Release Second Quarter 2016 Results

Second Quarter Results Release:	August 8th after market close

Conference Call and Webcast:	August 9th 10:00 am ET

Dial-in Numbers:	Toll-Free: 1-888-231-8191
International: 647-427-7450

Webcast: A live audio webcast will be accessible at www.franco-nevada.com

A conference call replay will be available until August 16th, 2016 at the following numbers:

Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 46496274

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell

Director, Corporate Affairs

416-306-6328

info@franco-nevada.com